

August 25, 2014

Via E-mail
Ms. Eva Chen
Chief Financial Officer
Siliconware Precision Industries Co., Ltd.
No. 123, Sec. 3 Da Fong Road, Tantzu
Taichung, Taiwan, ROC

> **Re:** **Siliconware Precision Industries Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 24, 2014**
> **File No. 000-30702**

Dear Ms. Chen:

We have reviewed your response letter dated August 15, 2014 and filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal year Ended December 31, 2013

Item 18. Financial Statements

Note 22. Revenue Recognition, page F-17

1.   We note your responses to prior comments 1 and 2, and the disclosure you propose to include in future filings. Please further revise that disclosure to indicate, similar to your response to prior comment 2, that fees for each stage of services are negotiated independently and the fee for a specific stage is the then market price for that stage.

Note 30. Commitments and Contingencies, page F-43

2.   We note from your response to prior comment 3 that you view the loss of settlement as unrelated to your operations because the settlement was based on an allegation of infringement and no finding of infringement was ever made by a court of proper jurisdiction. We would expect that it is normal operational activity for companies to defend their patents used in operations against claims of infringement, whether litigated or settled. Since the patents involved are used by your operations, we continue to believe that the associated settlement costs are representative of activities that would normally be regarded as operating. Refer to BC 56 of IAS 1.

        You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant